UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 23)

AIR T, INC.
(Name of Issuer)

Common Stock, par value of $.25 per share
(Title of Class of Securities)

009207101
(CUSIP Number)

AO Partners I, L.P.
5000 West 36th Street, Suite 130
Minneapolis, MN 55416
Telephone: (612) 353-6380
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 28, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 009207101

1		NAME OF REPORTING PERSON AO Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 587,130
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 587,130
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 587,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 009207101

1		NAME OF REPORTING PERSON AO Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 587,130
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 587,130
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 587,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 009207101

1		NAME OF REPORTING PERSON Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,807(1)
	8	SHARED VOTING POWER 790,598
	9	SOLE DISPOSITIVE POWER 42,807(1)
	10	SHARED DISPOSITIVE POWER 790,598
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 833,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.8%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)  Includes 2,500 shares underlying stock options, which options are currently exercisable.

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1		NAME OF REPORTING PERSON Groveland Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,304
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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1		NAME OF REPORTING PERSON Groveland DST LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 113,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 113,204
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 009207101

1		NAME OF REPORTING PERSON Groveland Hedged Credit Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 009207101

Item 1.                          Security and Issuer.

This Amended Schedule 13D relates to shares of the Common Stock, $.25 par value (the “Common Stock”), of Air T, Inc., a Delaware corporation (the “Issuer” or “Air T”). The address of the principal executive offices of the Issuer is 3524 Airport Road, Maiden, North Carolina 28650.

As of the date of this amendment, Groveland Hedged Credit Fund, LLC no longer holds more than 5% of the Common Stock of Air T, as the shares it held were transferred to other entities wholly owned and controlled by Nicholas J. Swenson, for no consideration.  So, upon the filing of this amendment, Groveland Hedged Credit Fund, LLC will cease to be a reporting person with regard to the Common Stock.

Item 2.	Identity and Background.

This Amended Schedule 13D is being filed jointly by the parties identified below.  The parties identified in the list below constitute the “AO Partners Group”:

•	AO Partners I, L.P., a Delaware limited partnership (“AO Partners Fund”).

•	AO Partners, LLC, a Delaware limited liability company and General Partner of AO Partners (“AO Partners”).

•	Groveland Capital LLC, a Delaware limited liability company and registered investment adviser to Groveland Hedged Credit Fund, LLC (“Groveland Capital”).

•	Groveland Hedged Credit Fund, LLC, a Delaware limited liability company (“Groveland Fund”).

•	Groveland DST LLC, a South Dakota limited liability company (“Groveland DST”). Nicholas J. Swenson is the sole Managing Member and President of Groveland DST LLC.

•	Nicholas J. Swenson as the Managing Member of AO Partners, Groveland Capital and Groveland DST, and as a Director of the Issuer.

Each member of the AO Partners Group, is referred to herein as a “Reporting Party” and, collectively, as the “Reporting Parties.”  Each of the Reporting Parties is a party to that certain Joint Filing Agreement attached as Exhibit 1 hereto.

(a) – (c)  This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows:  (i) shares of Common Stock held in the name of AO Partners Fund in Mr. Swenson’s capacity as Managing Member of AO Partners, (ii) shares of Common Stock held in the name of Groveland DST in Mr. Swenson’s capacity as Managing Member and President of Groveland DST, and (iii) as a Director of the Issuer.

The principal business address of each of AO Partners Fund, AO Partners, Groveland Capital, the Groveland Fund, Groveland DST and Mr. Swenson is 5000 West 36th Street, Suite 130, Minneapolis, MN 55416.  Each of AO Partners Fund, AO Partners, Groveland Capital, the Groveland Fund and Groveland DST are engaged in various interests, including investments.  The principal

CUSIP NO. 009207101

employment of Mr. Swenson is (1) Chief Executive Officer of Air T, (2) private investor and (3) serving as the sole Managing Member of AO Partners, Groveland Capital and Groveland DST.

(d)            None of the Reporting Parties described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)            Mr. Swenson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock of the AO Partners Group was acquired in open market purchases with working capital of AO Partners Fund and Groveland DST and the personal investment capital of Mr. Swenson.  The amount of funds expended to acquire these shares is $10,445,990.

The Issuer granted Mr. Swenson the stock options reported in this Amended Schedule 13D for his service on the Issuer’s board of directors.

Item 4.	Purpose of Transaction.

The AO Partners Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.  The AO Partners Group’s intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

The Reporting Parties may make further purchases of shares of Common Stock.  The Reporting Parties may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Parties have such a purpose.  Except as noted in this Amended Schedule 13D, none of the Reporting Parties currently has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interests in Securities of the Issuer.

(a)            The following list sets forth the aggregate number and percentage (based on 2,043,607 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, for the period ended June, 30 2018) of outstanding shares of Common Stock owned beneficially by each reporting party named in Item 2:

CUSIP NO. 009207101

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
AO Partners Fund	587,130	28.7%
AO Partners (1)	587,130	28.7%
Groveland Capital	32,304	1.6%
Groveland DST (2)	113,204	5.5%
Nicholas J. Swenson (3)	833,405	40.8%

(1)
AO Partners is the General Partner of AO Partners Fund and, as General Partner, has voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.  Because Mr. Swenson is the Managing Member of AO Partners, he has the power to direct the affairs of AO Partners.  Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.

(2)
Because Mr. Swenson is the Managing Member and President of Groveland DST, he has the power to direct the affairs of Groveland DST, including the voting and disposition of shares of Common Stock held in the name of Groveland DST.

(3)
Because Mr. Swenson is the Managing Member of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund.  Because Mr. Swenson is the Managing Member and President of Groveland DST, he has the power to direct the affairs of Groveland DST, including the voting and disposition of shares of Common Stock held in the name of Groveland DST.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with AO Partners Fund and Groveland DST with regard to those shares of Common Stock.  The Issuer granted Mr. Swenson stock options for 2,500 shares for his service on the Issuer’s board of directors.

(b)            Mr. Swenson has shared voting and dispositive power of the Common Stock beneficially owned by AO Partners and AO Partners Fund and the Common Stock beneficially owned by Groveland Capital and the Groveland DST by virtue of each such entity’s and person’s relationship to the other as described in Item 5(a).

(c)            The following purchases have occurred in the past sixty days.

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
Groveland Capital	9/28/2018	30,000	$33.55	Open Market Purchase

(d)        No person other than the Reporting Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Party.

(e)        Not applicable.

CUSIP NO. 009207101

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Mr. Swenson is indemnified by AO Partners Fund, AO Partners, Groveland DST and Groveland Capital for liabilities he may incur in connection with his duties for the AO Partners Group.  Mr. Swenson is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, AO Partners Fund, AO Partners, Groveland DST or Groveland Capital (or any other person) as to how Mr. Swenson will, as a director or shareholder of the Issuer, act or vote on any issue or question.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 17 to the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.                          Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement.
2	March 30, 2012 Letter from Nick Swenson to the Chairman and Chief Executive Officer of the Issuer.*
3	April 4, 2013 Email from Nick Swenson to the Lead Director of the Issuer.*
4	April 25, 2013 Letter from Nick Swenson to the Lead Independent Director of the Issuer.*
5	May 6, 2013 Letter from Nick Swenson to the Lead Independent Director of the Issuer.*
6	Nomination Letter dated as of May 2, 2013 (submitted May 7, 2013).*
7	May 22, 2013 Letter from Nick Swenson to the Lead Independent Director of the Issuer.*
8	Supplemented Nomination Letter dated as of May 28, 2013.*
9	Settlement Agreement, dated June 12, 2013, among the Reporting Parties and the Issuer.*
* Previously filed

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            October 4, 2018

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
GROVELAND CAPITAL LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
GROVELAND DST LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member

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GROVELAND HEDGED CREDIT FUND LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
/s/ Nicholas J. Swenson Nicholas J. Swenson

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EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Air T, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

Date:            October 4, 2018

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member

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GROVELAND CAPITAL LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
GROVELAND DST LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
GROVELAND HEDGED CREDIT FUND LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
/s/ Nicholas J. Swenson Nicholas J. Swenson